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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)

                             De Anza Properties - X
                           (Name of Subject Company)

                             De Anza Properties - X
                              De Anza Corporation
                       (Name of Persons Filing Statement)

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      NONE
                    ((CUSIP) Number of Class of Securities)

                               Herbert M. Gelfand
                              De Anza Corporation
                              9171 Wilshire Blvd.
                                   Suite 627
                        Beverly Hills, California  90210
                                 (310) 550-1111
                  (Name, address, and telephone number of person
                  authorized to receive notice and communications
                   on behalf of the person(s) filing statement)

                                with copies to:
                               Michael J. Connell
                                Rena L. O'Malley
                              Morrison & Foerster
                             555 West Fifth Street
                           Los Angeles, CA 90013-1024
                                 (213) 892-5200
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ITEM 1. SECURITY AND SUBJECT COMPANY.

                 The subject company is De Anza Properties-X, a California limited partnership (the "Partnership"). The title of the class of equity securities to which this Statement relates is units of limited partnership interest ("Units") of the Partnership. The address of the principal executive offices of the Partnership is 9171 Wilshire Boulevard, Suite 627, Beverly Hills, California 90210.

ITEM 2.  TENDER OFFER OF THE BIDDER.

                 This Statement relates to the offer (the "Offer") by Moraga Capital, LLC, a newly-formed Delaware limited liability company (the "Bidder"), to purchase for cash up to 5,665 Units at $450 per Unit as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated November 29, 1995 filed by the Bidder with the Securities and Exchange Commission. According to the Schedule 14D-1, the principal place of business of the Bidder is located at 1640 School Street, Suite 100, Moraga, California 94556.

ITEM 3.  IDENTITY AND BACKGROUND.

                 (a) This Statement is being filed by the Partnership and De Anza Corporation, a California corporation (the "Operating General Partner"). The address of the principal executive offices of the Operating General Partner is 9171 Wilshire Boulevard, Suite 627, Beverly Hills, California 90210. The name and business address of the Partnership are set forth in Item 1 above.

                 (b)(1) The Partnership is a limited partnership and has no executive officers or directors. Except as described below, to the best knowledge of the Partnership, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership on the one hand and its general partners including the Operating General Partner or the directors and executive officers of the Operating General Partner or affiliates thereof on the other hand, with respect to the Offer.

                 Terra Vista Management, Inc., a California corporation (the "Manager"), manages and operates Woodridge Meadows Apartments, the Partnership's sole remaining property (the "Property"), pursuant to a Management Agreement dated August 18, 1994 entered into by the Partnership with the Manager (the "Management Agreement"). The President and sole stockholder of the Manager is Michael D. Gelfand, who is also President and a member of the Board of Directors of the Operating General Partner, and the son of Herbert M. Gelfand (who is Chairman of the Board and sole shareholder, through his family trust, of the Operating General Partner and a general partner of the Partnership). The Management Agreement continues from year-to-year. However, either party may, without penalty or obligation to the other party, by providing sixty (60) days' written notice to the other, terminate the Management Agreement with or without cause at any time. The Management Agreement may be immediately cancelled in the event of violation of any of





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the provisions of the Management Agreement, or by the Partnership in the
event a petition in bankruptcy is filed by or against the Manager which is not dismissed within ninety (90) days following the date of such filing.
The Manager is entitled to receive compensation for its services of a sum equivalent to five percent (5%) of the aggregate gross receipts from the operation of the Property (excluding all receipts from utilities or from taxes of any kind or type). However, the Manager's compensation is subordinated to the receipt (on a noncumulative basis) by the limited partners of the Partnership of an annual cash distribution equal to six percent (6%) of the adjusted aggregate capital contributions of the limited partners. Total compensation paid to the Manager by the Partnership in 1994 since the Manager's appointment pursuant to the Management Agreement was $74,818, and from January 1, 1995 to September 30, 1995 was $140,127. The Management Agreement is filed herewith as an exhibit and is incorporated herein by reference.

                 The Partnership has retained the Manager and an affiliate of the Operating General Partner to provide accounting, data processing and investor and other services to the Partnership. The Manager and the Operating General Partner's affiliate are reimbursed on an allocated basis for their costs and expenses for providing these services to the Partnership. The total of such reimbursements paid by the Partnership in 1994 since the Manager's appointment was $84,815, and from January 1, 1995 to September 30, 1995 was $115,318.

                 (b)(2) To the best knowledge of the Partnership, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its general partners or executive officers or directors of the Operating General Partner or affiliates thereof, on the one hand, and the Bidder or its executive officers, directors or affiliates, on the other hand.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

                 (a) The Operating General Partner has determined that the Offer is inadequate and not in the best interest of the limited partners and recommends that limited partners of the Partnership reject the Offer and not tender their Units pursuant to the Offer.

                 (b) The reasons for the position taken by the Operating General Partner are as follows:

                 1. The Offer price is too low to be fair to limited partners. As reported to limited partners on October 3, 1995, in the Operating General Partner's view, the Property of the Partnership is a valuable asset despite the decline in California real estate generally. The Operating General Partner believes that if the Property were sold today (but not in a forced sale) each Unit would be worth about $762. The Operating General Partner believes an offer significantly below the $762 estimate is too low to be recommended by the Operating General Partner. In reaching this conclusion, the Operating General Partner did not take into account individual tax consequences, which may vary significantly among limited partners.





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                 In addition, the Offer is also lower than the liquidation
value of the underlying assets of the Partnership as of June 30, 1995 as estimated by the Bidder to be $628 per Unit. As set forth in the Bidder's materials mailed to each of the limited partners, the Bidder established the purchase price of $450 per Unit by seeking the lowest price which might be acceptable to limited partners consistent with the Bidder's objective to maximize its own profit from an additional investment in the Units. Under the terms of the Offer, the Bidder will receive any distribution made as of December 31, 1995 with respect to any Unit tendered to the Bidder. The Operating General Partner presently expects that a distribution with respect to all Units will be made by the Partnership as of December 31, 1995.

                 The Partnership's Property was last valued by an appraiser in December 1990 at $31,000,000. However, the real estate market has declined in Southern California due to the recession. In view of the length of time that has elapsed since the last appraisal, the Partnership engaged in November, 1995 an independent third party valuation expert to assist the Operating General Partner in valuing the Property for Partnership internal purposes. The valuation expert was not engaged to provide a valuation of or in connection with the Offer, and the valuation is not expected to be completed prior to December 31, 1995.

                 In determining the estimated liquidation value of $762 per Unit the Operating General Partner first calculated the estimated current net sales value of the Partnership's Property. The estimated net sales value has been determined by dividing the Property's estimated net operating income ("NOI") of $2,131,500 for the twelve month period commencing on January 1, 1995 and ending December 31, 1995 (which amount was estimated by the Operating General Partner by annualizing the Partnership's actual results of operations for the nine months ended September 30, 1995, adjusted to take account of (i) the portion of the NOI for such period estimated by the Operating General Partner to be attributable to the operation of a property (Aptos Pines) which was sold by the Partnership in July 1995, (ii) certain Partnership expenses which a buyer of the Property would not take into account, and (iii) certain year-end items). To determine the estimated net sales value of the Property, the Operating General Partner then divided the estimated NOI by an 8% capitalization rate (the "Cap Rate") and reduced such result by (i) $100,000 to take into account the estimated closing costs which would be incurred upon the sale by the Partnership of the Property, including title costs, surveys, legal fees and transfer taxes, (ii) a penalty for prepayment of the mortgage debt encumbering the Property of approximately $167,109, and (iii) the $4,774,530 of mortgage debt encumbering the Property as of September 30, 1995. The resulting estimated net sales value of the Property is approximately $21,608,361.

                 The Operating General Partner believes that the Cap Rate utilized by it is within the range of capitalization rates currently employed in the marketplace and is the Cap Rate at which the Property would most likely sell today. The independent third party valuation expert retained by the Partnership to assist the Operating General Partner in valuing the Property for Partnership internal purposes has indicated it currently intends to use a 9% Cap Rate in preparing its valuation estimate. Nevertheless, the Operating General Partner believes that the 9% Cap Rate utilized by the Bidder is higher than would be used by a buyer for the Property and results in a lower estimated value for the Partnership's Property by the Bidder.

                 To determine the estimated liquidation value of the Partnership's assets, the Operating General Partner added to the estimated net sales value of the Partnership's Property the Partnership's $1,236,731 of net





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current assets as of September 30, 1995.  The resulting estimated liquidation value of the Partnership's assets as of September 30, 1995 is approximately $22,845,092 or $762 per Unit (based upon the percentage of net sales proceeds the limited partners are entitled to receive under the Partnership's partnership agreement (the "Partnership Agreement")).

                 2. The Operating General Partner believes the Bidder intends to influence a sale of the Partnership's Property. If as a result of consummation of the Offer, the Bidder is in a position to significantly influence all Partnership decisions, the Bidder intends to vote the Units acquired in the Offer in accordance its own investment objectives. That vote may be different from or in conflict with the interests of other limited partners who do not tender their Units. In particular, the Operating General Partner believes that the Bidder favors a sale of the Partnership's Property within the next year or so.

                 The Operating General Partner urges all limited partners to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units. In particular, the Operating General Partner has not taken into account the tax consequences to individual limited partners as a result of accepting or rejecting the Offer and those tax consequences could vary significantly for each limited partner based on such limited partner's unique tax situation or other circumstances. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer price.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                 Neither the Partnership nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to the limited partners of the Partnership in connection with the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

                 (a) To the best knowledge of the Partnership, no transactions in the Units have been effected during the past 60 days by the Partnership, by general partners of the Partnership, including by the Operating General Partner or any executive officer or director of the Operating General Partner, or any affiliates or subsidiaries of such persons.

                 (b) To the best knowledge of the Partnership, the Operating General Partner, the officers and directors of the Operating General Partner and any other affiliate of the Operating General Partner do not presently intend to tender to the Bidder any Units currently held of record or beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

                 (a) Except as described below, the Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) An extraordinary transaction such as a merger or reorganization,





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involving the Partnership or any subsidiary of the Partnership; (2) A purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) A tender offer for or other acquisition of securities by or of the Partnership; or (4) Any material change in the present capitalization or dividend policy of the Partnership.

                 (b) Except as described below, there are no transactions, board or partnership resolutions, agreements in principle, or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in this Item 7.

                 The Operating General Partner has considered and reviewed on a preliminary basis the feasibility and desirability of exploring and investigating a variety of possible alternative transactions to the Offer that might provide a greater return to limited partners, including without limitation the sale of the Partnership's Property to a third party or a tender by the Partnership to redeem Units at a price higher than that offered by the Bidder. After considerable evaluation, the Operating General Partner has determined that pursuing any such alternative transaction is not presently in the best interest of the Partnership. Because the Operating General Partner believes that the Offer is inadequate and not in the best interest of limited partners, the Operating General Partner recommends that limited partners reject the Offer. The Operating General Partner may resume consideration of alternative transactions depending upon the future actions of the Bidder.

                 On December 4, 1995, Herbert M. Gelfand, the Chairman of the Board of the Operating General Partner, spoke with Messrs. Pat Patterson and Michael L. Ashner, representatives of the Bidder, to discuss the terms of the Offer and the intent of the Bidder in the event some limited partners choose to tender their Units in accordance with the terms of the Offer. In that conversation, the Bidder confirmed that its purpose for conducting the Offer was for investment purposes and with the intention of making a profit for itself from an investment in the additional Units. The Bidder stated to Mr. Gelfand that it favors a sale of the Property within the next year or so and that if as a result of consummation of the Offer the Bidder is in a position to significantly influence all Partnership decisions it intends to do so in accordance with its own investment objectives.

                 The Operating General Partner and the Partnership has made no representation to or agreement with the Bidder with respect to the sale of the Property, or any other transaction, other than the views expressed by the Operating General Partner in communications to all limited partners.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

                 The general partners of the Partnership, including the Operating General Partner and certain officers and directors of the Operating General Partner and other affiliates of the Operating General Partner, beneficially own limited partnership Units and general partner interests in the Partnership. The total amount of Units owned by all general partners and





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the directors and key executive officers of the Operating General Partner is
1% of the outstanding Units.

                 Pursuant to the terms of the Partnership's Partnership Agreement, in the event a general partner (including the Operating General Partner) is removed as a general partner by vote of a majority in interest of the limited partners, such general partner shall automatically become a limited partner and if the vote of a majority in interest of the limited partners so requires, sell his interest to the limited partners who shall purchase such interest on behalf of the Partnership. If a removed general partner is required by the limited partners to sell his interest in the Partnership, the amount to be paid for such interest shall be computed as of the date of the consummation of the purchase and in accordance with Section 15 of the Partnership's Partnership Agreement.





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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                 (a)      Letter to Limited Partners dated December 12, 1995.

                 (b)      None.

                 (c) Management Agreement dated as of August 18, 1994 by and between Terra Vista Management, Inc., a California corporation, and De Anza Properties-X, a California limited partnership.*

_________________

*        Not included in copies mailed to limited partners.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                                   December 12, 1995
                                                   -----------------
                                                   (Date)

                                                   DE ANZA PROPERTIES-X

                                                   By: DE ANZA CORPORATION
                                                       its general partner

                                                   By: /s/Herbert M. Gelfand
                                                       ----------------------
                                                       Herbert M. Gelfand
                                                       Chairman of the Board

                                                   DE ANZA CORPORATION

                                                   By: /s/Herbert M. Gelfand
                                                      --------------------------
                                                       Herbert M. Gelfand
                                                       Chairman of the Board





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                                 EXHIBIT INDEX

     99.(1)         Letter to Limited Partners dated December 12, 1995.

     99.(2)         Management Agreement dated as of August 18, 1994 by and
between Terra Vista Management, Inc., a California corporation, and De Anza Properties-X, a California limited partnership.





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